



CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

CANADIAN UTILITIES LIMITED
An ATCO Company


SEC MAIL PROCESSING
RECEIVED
MAR 07 2005
WASH. D.C. 202 SECTION

For Immediate Release

February 23, 2005

Canadian Utilities Reports 2004 Earnings

CALGARY, Alberta – **Canadian Utilities Limited reported increased earnings for the three months ended December 31, 2004** of $90.3 million ($1.43 per share) compared to earnings for the same three months in 2003 of $86.5 million ($1.37 per share).

Earnings increased primarily due to:

- the positive impact of ATCO Pipelines' Alberta Energy and Utilities Board (AEUB) decisions received in 2003 and 2004 including the generic cost of capital decision;
- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

This increase was partially offset by:

- a 2003 Australian one-time tax adjustment which improved ATCO Power's 2003 earnings by $8.9 million;
- higher transportation costs in ATCO Pipelines; and
- warmer temperatures in ATCO Gas, which were 9.8% warmer than normal, compared to 3.2% warmer than normal for the corresponding period in 2003.

Earnings for the year ended December 31, 2004 were $309.0 million ($4.88 per share) including the $55.1 million after-tax gain on the transfer by ATCO Gas and ATCO Electric of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates on May 4, 2004 ("Retail Transfer Gain"). Earnings for the year ended December 31, 2004, excluding the Retail Transfer Gain, were $253.9 million ($4.01 per share). Earnings for the year ended December 31, 2003 were $259.1 million ($4.09 per share).

Earnings excluding the Retail Transfer Gain decreased primarily due to:

- a 2003 Australian one-time tax adjustment which improved ATCO Power's 2003 earnings by $8.9 million;
- decrease in ATCO Power's earnings of $8.0 million due to lower prices on electricity sold to the Alberta Electric System Operator and the lower spark spread; and
- warmer temperatures in ATCO Gas, which were 3% warmer than normal, compared to 3.4% colder than normal in 2003.

This decrease was partially offset by:

- lower income tax rates; and
- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream.

	For the Three Months Ended December 31		For the Year Ended December 31	
	2004	2003	**2004**	2003
	($ Millions except per share data) *(unaudited)*			
Revenues	**662.6**	950.3	**3,089.5**	3,742.6
Earnings attributable to Class A and Class B shares	**90.3**	86.5	**309.0**	259.1
Earnings per Class A and Class B share	**1.43**	1.37	**4.88**	4.09
Cash flow from operations	**164.4**	153.3	**538.3**	525.8

Revenues for the three months ended December 31, 2004 were $662.6 million compared to $950.3 million in 2003. This decrease was primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the transfer of the retail energy supply businesses.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream.

Revenues for the year ended December 31, 2004 were $3,089.5 million compared to $3,742.6 million in 2003. This decrease was primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the transfer of the retail energy supply businesses, and lower prices of electricity and natural gas purchased for customers on a "no margin" basis prior to May 4, 2004; and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream.

Cash flow from operations for the three months ended December 31, 2004 was $164.4 million compared to $153.3 million in 2003.

Cash flow from operations for the year ended December 31, 2004 was $538.3 million compared to $525.8 million in 2003.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
(403) 292-7502